UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                       Government Technology Services, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.005 per share
                         (Title of Class of Securities)

                                   383750106
                                 (CUSIP Number)

                                Carter Strong
                                  Arent Fox
          1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5339
                                 (202) 857-6252
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Various
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP No. 383750106

1)       Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
         Persons

         M. Dendy Young

2)       Check the Appropriate Row if a Member of a Group*

                                                                     (a) [ ]
         N/A                                                         (b) [ ]

3)       SEC Use Only

4)       Source of Funds*

         PF, OO

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                       [ ]
                N/A

6)       Citizenship or Place of Organization
                        United States of America

         Number of            7)       Sole Voting Power                29,730
         Shares Bene-                  (not including certain shares subject
         ficially                      to option)
         Owned by
         Each                 8)       Shared Voting Power                 N/A
         Reporting
         Person With          9)       Sole Dispositive Power           29,730
                                       (not including certain shares subject
                                       to option)

                             10)       Shared Dispositive Power             N/A


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         669,730 (including 640,000 shares subject to options exercisable within 60 days)

12)      Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
         [ ]

13)      Percent of Class Represented by Amount in Row (11)

         9.1%

14)      Type of Reporting Person*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to Schedule 13D filed by M. Dendy Young, with respect to the common stock, par value $.005 per share ("Common Shares"), of Government Technology Services, Inc., a Delaware corporation (the "Issuer"), amends the Schedule 13D filed by Mr. Young on December 29, 1995 (the "Statement"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.


         Because  this is the  first  electronic  amendment  to a  paper  format
Schedule 13D, in accordance with Rule 101(a)(2)(ii) of Regulation S-T the textual portion of the original Schedule 13D (without exhibits or signature pages) is also being filed herewith electronically as Exhibit 3 to this Amendment No. 1.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is supplemented as follows:

         Mr. Young purchased a total of 27,530 Common Shares in the NASD National Market System between February 21, 1996 and September 4, 1996, as follows:

Date                     Number of Shares               Price per Share

2/21/96                      750                              $3.75
2/21/96                    1,000                              $3.50
2/22/96                    2,000                              $3.50
2/23/96                    2,000                              $3.50
2/27/96                    3,600                              $3.50
2/28/96                    1,400                              $3.50
3/4/96                       430                              $4.875
5/23/96                    5,000                              $5.50
8/5/96                     1,250                              $5.5625
8/28/96                      100                              $5.125
9/4/96                    10,000                              $5.375

These shares were purchased with Mr. Young's personal funds, with the exception of the 430 Common Shares purchased on March 4, 1996. Such shares were purchased with the proceeds of an account containing the personal funds of Mr. Young and two of his minor children on whose behalf Mr. Young holds such shares as custodian. See Item 5(d) below.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         (a) Mr. Young beneficially owns 669,730 Common Shares (of which 640,000 Common Shares represent that portion of the Options which are exercisable within 60 days of the date hereof), representing approximately 9.1% of the outstanding Common Shares, based on the outstanding shares as of November 1, 1996.

         (b) Mr. Young has the sole power to vote and dispose of 29,730 Common Shares. Mr. Young would have the sole power to vote and dispose of the 640,000 Common Shares that represent that portion of the Options which are currently exercisable within 60 days of the date hereof if such Shares were acquired upon the exercise of the Options.

         (c) No transactions in Common Shares were effected by Mr. Young during the 60 days prior to the date of this Amendment No. 1.

         (d) Mr. Young holds 430 Common Shares as custodian for two of his minor children. Except with respect to such Shares, no other person has the right to receive dividends from, or the proceeds from the sale of, the Common Shares owned by Mr. Young.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby supplemented to reflect that a definitive nonstatutory stock option agreement with respect to the 1995 Option was executed as of December 18, 1995 (the "1995 Option Agreement"). A copy of the 1995 Stock Option Agreement is attached hereto as Exhibit 4 and incorporated herein by this reference.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 3                  Schedule 13D, as filed on December 29, 1995.

         Exhibit 4                  1995 Stock Option Agreement.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Date:  December 12, 1996




                                                   /s/ M. DENDY YOUNG
                                                   __________________
                                                   M. Dendy Young

                                  EXHIBIT INDEX


EXHIBIT NO.                   TITLE                                     PAGE


         3     Schedule 13D, as filed on December 29, 1995.

         4     1995 Stock Option Agreement.